UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-13970

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
CHROMCRAFT REVINGTON SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CHROMCRAFT REVINGTON, INC.
1330 Win Hentschel Blvd., Suite 250
West Lafayette, Indiana 47906

Chromcraft Revington Savings Plan
EIN 35-1848094 PN 001
Accountants’ Report and Financial Statements
December 31, 2008 and 2007

Chromcraft Revington Savings Plan
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Benefit Plans Committee
Chromcraft Revington Savings Plan
West Lafayette, Indiana
We have audited the accompanying statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the years ended, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 4, the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157 during 2008.
The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP
Indianapolis, Indiana
June 23, 2009

Federal Employer Identification Number: 44-0160260

Chromcraft Revington Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2008 and 2007
(In thousands)

	2008	2007
Assets

Investments Held by Trustee, at fair value
Mutual funds	$8,808	$17,848
T. Rowe Price Stable Value Common Trust Fund	4,270	4,963
Chromcraft Revington, Inc. common stock	43	277
Participant loans	267	602

Total investments	13,388	23,690

Participants’ Contributions Receivable	12	12

Net Assets Available for Plan Benefits at Fair Value	13,400	23,702

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	40	(29)

Net Assets Available for Plan Benefits	$13,440	$23,673

See Notes to Financial Statements

Chromcraft Revington Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2008 and 2007
(In thousands)

	2008	2007
Additions to Net Assets Attributed to:
Investment income
Dividends and interest	$933	$1,524
Net appreciation (depreciation) in fair value of investments	(5,928)	105

	(4,995)	1,629

Contributions
Participants	576	758

Interest on participant loans	34	54

Total additions (reductions)	(4,385)	2,441

Deductions From Net Assets Attributed to:
Benefits and withdrawals paid directly to participants	5,848	7,316

Total deductions	5,848	7,316

Net Decrease	(10,233)	(4,875)

Net Assets Available for Plan Benefits, Beginning of Year	23,673	28,548

Net Assets Available for Plan Benefits, End of Year	$13,440	$23,673

See Notes to Financial Statements

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1: Description of the Plan
The following description of the Chromcraft Revington Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.
General
The Plan is a defined-contribution plan covering all eligible employees of Chromcraft Revington, Inc. and its subsidiary (the “Company” or “Employer”). Employees may elect to participate in the Plan on the earlier of January 1, April 1, July 1 or October 1 following the completion of six full months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Participant Accounts
Each participant’s account includes credits for the participant’s voluntary contributions, any Employer matching or profit-sharing contributions and Plan earnings. Plan earnings are allocated among all participants based on their investment in each fund.
Participant Contributions
Participants are permitted to contribute 1% to 50% of their annual compensation to the Plan, as defined in the Plan Document, on either a pre-tax or after-tax basis.
Employer Contributions
All Employer contributions are discretionary. Employer matching contributions are being made to the Chromcraft Revington Employee Stock Ownership Plan. The Company’s matching contribution rate was 100% of pre-tax contributions up to 3% of eligible compensation plus 50% of pre-tax contributions on the next 2% of eligible compensation.
Vesting
All participant contributions and safe harbor matching contributions and earnings thereon are immediately 100% vested. Any other Employer contributions that may be made to the Plan are subject to a three-year cliff vesting schedule, meaning 0% vested until three years of service and 100% vested thereafter.
For the years ended December 31, 2008 and 2007, the Employer determined that a partial Plan termination occurred due to the number of terminations during the year. There was no impact on the Plan due to the fact that participants’ accounts were 100% vested.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Forfeitures
Forfeitures of non-vested Company contributions are used to reduce Plan expenses that would otherwise be paid by the Company. At December 31, 2008 and 2007, forfeited non-vested accounts totaled approximately $1,300 and $800, respectively. There were no Plan expenses paid from forfeited non-vested accounts in 2008 or 2007.
Payment of Benefits and Withdrawals
At retirement or termination of service, a participant may elect to receive, in the form of a single sum, the value of his or her vested account balance. In-service withdrawals of pre-tax contributions require the participant to meet certain Plan requirements. Company matching contributions and profit-sharing contributions may not be withdrawn by a participant prior to his or her termination of employment. Participants in the Plan may withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions. Benefits are recorded when paid.
Trustees
Plan assets are held by T. Rowe Price Trust Company, Inc.
Administrative Expenses
The Plan is administered by a committee appointed by the Company’s board of directors. Administrative expenses are borne by the Company or through forfeitures of non-vested company contributions.
Participant Loans
Each participant has the right, subject to certain restrictions, to borrow from his or her account. The maximum aggregate amount a participant may borrow is 50% of his or her total vested account balance, up to a maximum of $50,000. Loans bear a market rate of interest and may be repaid over a period not to exceed five years. The interest paid on a loan is credited directly to the participant’s account in the Plan.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.
Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investments
The Plan’s investments are stated at fair value. Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange. The fair values of the Plan’s interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Plan trustee.
Net assets available for plan benefits reflects the contract value of the Plan’s investments in stable value funds because a separate adjustment is presented in the statements of net assets available for plan benefits to increase or decrease the carrying amount of these investments to contract value, as applicable. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 3: Investments
Participants are permitted to direct the investments in their accounts.
The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2008	2007
	(In thousands)

T. Rowe Price Stable Value Common Trust Fund	$4,270	$4,963
T. Rowe Price Spectrum Growth Fund	1,442	3,429
T. Rowe Price Balanced Fund	1,330	2,534
T. Rowe Price Spectrum International Fund	769	2,511
T. Rowe Price Spectrum Income Fund	1,398	2,113
T. Rowe Price Equity Income Fund	—	1,665
Interest and dividends realized on the Plan’s investments for 2008 and 2007 was $933,000 and $1,524,000, respectively.
The Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2008 and 2007 as follows:

	2008	2007
	(In thousands)

Chromcraft Revington, Inc. common stock	$(245)	$(230)
Mutual funds	(5,683)	335

	$(5,928)	$105

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 4: Disclosures About Fair Value of Assets
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.
FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for plan benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured on a nonrecurring basis.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds and a money market fund. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include a collective trust fund. In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy and include participant loans.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following table presents the fair value measurements of assets recognized in the accompanying statement of net assets available for plan benefits measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Common Stock	$43	$43	$—	$—
Mutual Funds	8,808	8,808	—	—
Collective Investment Fund	4,270	—	4,270	—
Participant Loans	267	—	—	267

	$13,388	$8,851	$4,270	$267

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statement of net assets available for plan benefits using significant unobservable (Level 3) inputs:

Participant
Loans

Balance, January 1, 2008	$602

Issuances, repayments and distributions	(335)

Balance, December 31, 2008	$267

Note 5: Benefits Payable to Participants
At December 31, 2008 and 2007, net assets available for plan benefits included $320,000 and $298,000, respectively, for benefit distributions payable to participants who had withdrawn from the Plan prior to the end of the Plan year.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 6: Party-in-Interest Transactions
Plan investments include shares of mutual funds managed by T. Rowe Price. A related entity of this fund manager served as trustee of the Plan and, therefore, transactions in these funds qualify as party-in-interest transactions. The Plan also holds Chromcraft Revington common stock totaling $42,741 and $277,177 at December 31, 2008 and 2007 (109,591 and 57,745 shares in 2008 and 2007), respectively.
Note 7: Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue and terminate the Plan subject to provisions of ERISA.
Note 8: Tax Status
The Plan obtained its determination letter in 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Note 9: Nonexempt Transactions
Defined-contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer. While the Company remitted all employee contributions to the Plan, contributions of $196,034 were not remitted within the required time period for the year ended December 31, 2007.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 10: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008, to Form 5500:

2008

Net assets available for plan benefits per the financial statements	$13,440
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(40)

Net assets available for plan benefits per Form 5500	$13,400

The statement of change in net assets available for plan benefits included in the Plan’s Form 5500 filing also excludes the impact of adjustment from fair value to contract value for fully benefit-responsive investment contracts.
Note 11: Current Economic Conditions
The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

Chromcraft Revington Savings Plan
EIN 35-1848094 PN 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		(e)
(a)(b)	(c)	Current
Identity of Issue	Description of Investment	Value
		(In thousands)
*Chromcraft Revington, Inc. common stock	109,591 shares	$43

*T. Rowe Price
Stable Value Common Trust Fund	(Collective investment fund of bank, insurance and other investment contracts)	4,270
Spectrum Growth	131,167 shares	1,442
Spectrum Income	135,318 shares	1,398
Balanced Fund	94,662 shares	1,330
Spectrum International Fund	113,308 shares	769
New Income Fund	72,414 shares	625
Personal Strategy Balanced Fund	43,934 shares	580
New America Growth Fund	30,780 shares	578
Equity Income Fund	31,823 shares	544
Equity Index 500 Fund	18,859 shares	457
Retirement 2010 Fund	19,303 shares	216
Personal Strategy Income Fund	14,618 shares	177
Retirement 2015 Fund	17,264 shares	143
Retirement 2020 Fund	12,809 shares	142
Mid-Cap Growth Fund	3,735 shares	122
Small-Cap Stock Fund	4,350 shares	85
Personal Strategy Growth Fund	2,949 shares	44
Science & Technology Fund	3,290 shares	43
Retirement 2025 Fund	5,392 shares	43
Short-Term Bond Fund	6,712 shares	31
Retirement 2030 Fund	2,668 shares	30
Retirement 2040 Fund	383 shares	4
Retirement 2035 Fund	418 shares	3
Retirement 2045 Fund	192 shares	2

		13,078

*Participant Loans	Interest rates from 5.00% to 9.25% with maturities through 2017	267

		$13,388

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Savings Plan
(Name of Plan)

	By	the Benefit Plans Administrative Committee

Date: June 29, 2009	/s/ Myron D. Hamas
Myron D. Hamas, Member,
Benefit Plans Administrative Committee, Chromcraft Revington Savings Plan

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm dated June 23, 2009 (filed herewith)